Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Six Months Ended June 30,	Year Ended December 31,
	2018	2017	2016	2015	2014	2013
	(in thousands of dollars, other than ratios)
FIXED CHARGES
Interest expensed and capitalized	$24,243	$54,796	$51,575	$53,891	$67,516	$69,254

EARNINGS
Income (loss) before noncontrolling interest and taxes	$60,446	$103,935	$59,464	$104,951	$104,192	$(16,572)
Add back: equity loss in investee	232	360	296	180	—	—

Pre-tax income from continuing operations before noncontrolling interest and income (loss) from equity investees and capitalized interest	60,678	104,295	59,760	105,131	104,192	(16,572)
Amortization of capitalized interest	567	1,064	1,043	1,045	1,238	1,227
Fixed charges	24,243	54,796	51,575	53,891	67,516	69,254
Subtract interest capitalized	—	—	—	—	—	98

Total earnings	$85,488	$160,155	$112,378	$160,067	$172,946	$53,811

RATIO OF EARNINGS TO FIXED CHARGES (a)	3.53	2.92	2.18	2.97	2.56	—

(a)	Earnings were inadequate to cover total fixed charges by approximately $15.443 million for the year ended December 31, 2013.